April 13, 2007
By Edgar and FedEx
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:	John Cash Branch Chief Division of Corporation Finance

Re:	Preformed Line Products Company Form 10-K for the fiscal year ended December 31, 2006 File No. 0-31164
Dear Mr. Cash:
     On behalf of Preformed Line Products Company (the “Company”), this letter responds to the Staff’s comment letter dated March 26, 2007 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. The comments you provided are repeated in italics below. The Company’s responses are provided after the comments. All page number references in the text of the following responses are to page numbers in the Form 10-K.
     We understand that the purpose of your review and comments is to assist us in compliance with the disclosure requirements. We believe registrants, the public accounting profession, the SEC and the PCAOB are all trying hard to improve the financial reporting process. Therefore, do not hesitate to contact us if you would like further explanations.
Working Capital, Liquidity and Capital Reserves, page 22
1.	In future filings, please revise note (B) to the tabular presentation of contractual obligations to quantify your unfunded pension obligation as of the most recent balance sheet date.

Future filings will incorporate the most recently determined unfunded pension obligation in Note B. At December 31, 2006, the Company’s unfunded contractual obligation was $3,982,000.
Critical Accounting Policies and Estimates — Excess and Obsolescence Reserves, page 24
2.	Due to the significance of your excess and obsolescence reserves, you should enhance your critical accounting policies and estimates in future filings to provide investors with a better understanding of the factors you consider when determining this reserve. For example, you should address the specific facts and circumstances that caused you to increase the reserve during 2006. Additionally, we note your disclosure that “reversals of existing reserves may be necessary.” Please tell us what accounting guidance you relied on to determine that reversing inventory reserves is appropriate. Also, please quantify for us any inventory reserve reversals that you recorded in the financial statements presented.
In future filings, we will enhance our disclosure of the factors considered when determining these reserves to include specific facts and circumstances that cause the material changes in the reserve balances. In 2006, $1.9 million of additions to the reserves were charged to cost of products sold. Inventory charges for excess inventory in our South American market accounted for $1.2 million of the additions. Included in this $1.2 million of additions to the reserve was a reclassification of $652,000 from a reserve for lower of cost or market and a provision for a general inventory reserve of $420,000, which are discussed below. Additionally, the discontinuance of unprofitable product lines resulted in a $.4 million increase in reserves for obsolete inventory in this same market. Other additions of $.3 million are a result of excess inventory in other parts of the world based on reviews similar to that described above.
During 2006, our South American operation implemented a more thorough formal review of excess and obsolete inventory by specific product. A monthly comparison is made between inventory on-hand to the demand for inventory or the ultimate products into which this inventory is to be converted. This review identifies inventory where cost exceeds market value because of on-hand quantities in excess of demand, quality issues and obsolete inventory for which either there is no demand or the product cannot be sold at a profit. Items falling into one of these three categories are written down to expected realizable value. Upon further investigation, which we began before receiving the SEC comments, we have discovered an additional component for a general inventory reserve amounting to approximately $420,000 at December 31, 2006.
We have determined that the general inventory reserve is not appropriate and will correct this in the first quarter of 2007. After considering the guidance provided by Staff Accounting Bulletin No. 99, it is our opinion that the amount was immaterial to 2006 results and was not misleading to the reader of our financial statements. The impact on 2006 results was to understate consolidated gross profit, operating income, and pretax income by approximately $420,000. The table below compares individual line items for 2006 as reported and if corrected:

	As Reported			If Corrected ($420k increase)
	Thousands of	% of Net		Thousands of	% of Net
	dollars	Sales		dollars	Sales
Consolidated Gross Profit	$69,805	32.2%		$70,225	32.4%
Consolidated Operating Income	16,717	7.7%		17,137	7.9%
Consolidated Income Before Income Taxes	17,576	8.1%		17,996	8.3%
Consolidated Net Income	12,060	5.6%		12,350	5.7	%(B)
Foreign Segment Operating Income	11,772	11.2	%(A)	12,192	11.6	%(A)
(A) Foreign segment operating income as a percentage of foreign segment net sales.
(B) Tax effected at 31%.
If corrected, first quarter 2007 results for consolidated gross profit, operating income and pretax income will be increased approximately $420,000. We expect this to increase foreign segment operating income as a percentage of foreign segment net sales by approximately 1.3 percentage points for the quarter, and less than .5 percentage points on an annual basis.
Our stock is thinly traded with an average daily volume in 2006 of 5,125 shares. We do not have any following by analysts and we do not provide any earnings guidance to investors or potential investors.
The basis for our corporate accounting policies and practices relating to excess and obsolescence reserves is contained in Accounting Research Bulletin (ARB) 43, Chapter 4, Statement 5 and the related discussion in paragraph 8. Once a reserve has been established, we follow the accounting guidance in footnote 2 of paragraph 5 of ARB 43, Chapter 4, which states that “in the case of goods which have been written down below cost at the close of the fiscal period, such reduced amount is to be considered cost for subsequent accounting purposes.”
The term “reversals of existing reserves may be necessary” in our critical accounting policy disclosure represents write-offs against the reserve for disposals and sales of previously identified excess or obsolete inventory. In 2006, $180,000 in deductions to the reserve were recorded for the disposal of inventory and $2,000 in deductions were recorded for the sale of previously identified excess inventory. As mentioned above, a reserve for lower of cost or market in the South American market was reduced by $652,000 and concurrently, the reserve for excess inventory, in the South American market, was increased by $652,000. This $652,000 is included as part of the $1.2 million addition referred to above.
In future filings we will enhance our disclosure in Critical Accounting Policies and Estimates to say the following:
We provide excess and obsolescence reserves to state inventories at the lower of cost or estimated market value. We identify inventory items which have had no usage or are in excess of the usage over the historical 12 to 36 months. A management team with representatives from marketing, manufacturing, engineering and finance reviews these inventory items and determines the disposition of the inventory and assesses the estimated market value based on their knowledge of the product and market conditions. These conditions include among other things, future demand for product, product utility, unique customer order patterns or unique raw material purchase patterns, changes in customer and quality issues. At December 31, 2007 and 2006 the allowance for excess and obsolete inventory was x% and 9% of gross inventory. (Additional discussion of specific factors contributing to significant increases or decreases will be provided, if applicable.) If the impact of market conditions worsen from those projected by management, additional inventory write-downs may be necessary.
Consolidated Financial Statements
Note E — Leases, page 43
3.	We note your disclosure here and on page 23 that you maintain the risk for residual value in excess of market value for a leased aircraft. In future filings, please disclose the residual value of the aircraft that you have guaranteed as required by paragraph 13 of FIN 45.
Upon further review of the provisions of the lease, it was determined that a guarantee of a specified residual amount does not exist. However, the lease does contain provisions which would require us to make up a deficiency from market value attributable to damage, extraordinary wear and tear, excess air hours or exceeding maintenance overhaul schedules required by the FAA. FIN 19 paragraph 3 indicates that a lease provision requiring the lessee to make up a residual deficiency that is attributable to damage, extraordinary wear and tear, or excess usage is similar to contingent rentals in that the amount is not determinable at the inception of the lease. Such a provision does not constitute a lessee guarantee of residual value for purposes of paragraph 5(j)(i)(b) of FASB Statement No. 13. Future disclosures will be revised as follows:
One such lease is for our aircraft with a lease commitment through April 2012. Under the terms of the lease, we maintain the risk to make up a deficiency from market value attributable to damage, extraordinary wear and tear, excess air hours or exceeding maintenance overhaul schedules required by the FAA. At the present time, we do not believe we have incurred any obligation for any contingent rent under the lease.
Note F — Income Taxes, page 43
4.	Please explain to us, and disclose in future filings, the specific facts and circumstances that caused you to decrease your tax valuation allowance during 2006. In addition, please help us understand the specific reasons for the expected impact of adopting FIN 48, as disclosed on page 36.
The reduction in the valuation allowance during 2006 of $.5 million related primarily to foreign tax credit carryforwards. The computation of utilizable foreign tax credits is updated on an ongoing basis with actual results and updated projections. The domestic segment receives royalties from the foreign operations based on sales. During 2006, net sales from foreign operations increased 17%, resulting in higher than expected royalty income for the domestic segment. This increase in royalty income enables the Company to utilize more foreign tax credit carryforwards than previously estimated for 2006. Additionally, based on the revised expectation of continued improvement in the future, the Company’s projected royalty income for the remaining life of the carryforwards was also increased. Therefore, the estimate of future utilization of foreign tax credit carryforwards improved. The aggregate effect of the increased current and estimated future royalty income over the remaining carryforward period resulted in a reduction in the valuation allowance of $.5 million.
Upon adoption of FIN 48, the Company estimates that a cumulative effect adjustment of approximately $1.1 million to $1.3 million will be charged to retained earnings to increase reserves for uncertain tax positions, which is subject to revision as the Company completes its analysis. The two largest items making up the substantial majority of the Company’s estimated transition impact are transfer pricing issues in certain of our international taxing jurisdictions and the allocation of expenses against foreign income for open tax years ending 2003 through 2006. Management is currently evaluating the impact of the cumulative effect adjustments, but at this time does not anticipate any changes to the adjustments that would result in a material change in its financial position at transition or within the succeeding twelve months. A loss contingency was not accrued under FAS 5 for these matters because it was not probable that a liability had been incurred. In the context of the FIN 48 accounting model, we believe that our principal uncertain tax positions meet the more likely than not criteria for recognition. The impact of the adoption of FIN 48 results from measurement of the amounts not certain to be realized using probability assessments under FIN 48. Based on our measurement under FIN 48, the largest tax benefit that is cumulatively greater than 50% likely to be realized is $1.1 million to $1.3 million less than the benefit previously recorded of approximately $12 million.
Note J — Business Segments, page 48
5.	We note that your two reportable segments are geographic regions that you identify as foreign and domestic. Based on your disclosures, we also note that certain foreign operations appear to exceed 10% of sales. Please provide us a detailed explanation of how you determined your operating segments and reportable segments under SFAS 131. Your response should specifically identify each of your operating segments. If you aggregate any operating segments, please demonstrate the appropriateness such aggregation based on paragraph 17 of SFAS 131 and EITF 04-10. Your response should also include copies of the internal reports used by your CODM.
The Company has two operating segments- domestic and foreign. Our segments are based on geographic area because that is how the chief operating decision maker (CODM) manages the business. Each of these segments meets the criteria of an operating segment in paragraph 10 of SFAS No. 131.
The Chief Executive Officer and President is the CODM. In addition to his regular interaction with his segment managers and direct reports, he is presented primarily sales and net income amounts by geographic area, namely domestic and foreign. Reasons for significant variances in sales and net income from the previous year and current year plan for these two reportable segments are discussed with the CODM on a monthly or quarterly basis by the segment managers.
The Vice President — Finance is the segment manager for domestic operations. He receives a monthly financial package for the domestic operations. The contents of this package are attached as Exhibit A, which as discussed below, is being supplementally provided as requested under separate cover in hard copy format. The income statement is analyzed by variances from the previous year and current year plan. The Vice President — Finance identifies and prepares a summary of reasons for variances in net income from the previous year and plan and discusses this with the CODM. The primary variances analyzed are changes in sales, gross profit and period expenses (selling, general, administrative and research expenses). The CODM is also provided the domestic financial package (exhibit A).
The Vice President of International Operations is the segment manager for foreign operations. Each of the nine foreign subsidiaries has a managing director who reports directly to the Vice President of International Operations. Each foreign subsidiary submits a monthly financial statement to the Vice President of International Operations and the corporate finance department. The nine foreign subsidiary financial statements are combined, summarized and analyzed by the Vice President of International Operations as part of his review of foreign operations. Additionally, the Vice President — Finance will summarize consolidated foreign net income variances from the previous year and current year plan on a monthly basis and highlight which subsidiaries are the primary contributors to the variance. The Vice President — Finance provides this summary of subsidiaries contributing to the variance to the CODM and the Vice President of International Operations, if the net income variance is significant, for their consideration in their respective roles.
The Vice President of International Operations provides and discusses consolidated foreign sales and net income amounts with the CODM at least on a quarterly basis. Significant sales and net income variances from the previous year and current year plan are discussed with the CODM by highlighting the individual foreign subsidiaries that are causing the significant variances. These reports are attached as Exhibit B, which is also being supplementally provided in hard copy format.
Our disclosure that certain foreign operations account for 10% or more of sales or assets is made to meet the enterprise-wide requirements of paragraph 38a of SFAS No. 131, namely “if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately.”
Domestically, there are three manufacturing locations. One of these locations, SMP, prepares separate financial statements and engages in business activities from which it earns revenues and incurs expenses. Therefore it meets two of the criteria of SFAS No. 131 paragraph 10, and accordingly, we do not believe this location meets the definition of an operating segment. However, if one were to interpret this view differently, this operation is not significant and does not meet the quantitative thresholds of paragraph 18 for separate reporting as a reportable segment. SMP is reported similar to an equity investment on our domestic internal statements showing only net income. For external purposes we have combined SMP with our other domestic operations because we believe that these operations have similar economic characteristics (operating income as a percentage of sales) and are similar in each of the following areas:
•	Both PLP and SMP manufacture connection hardware products that support the deployment of high-speed communication network infrastructure.

•	Although not every manufacturing operation is similar, both SMP and PLP are manufacturing products using injection molding operations, light assembly, cable assembly and outside metal fabrication.

•	PLP and SMP products are sold to a common customer base that includes government agencies, communication companies, educational institutions and other large enterprise customers.

•	A majority of the distributor and sales representative agency networks that sell and distribute PLP and SMP products are the same.

•	Although the impact is minor, both PLP and SMP’s business is influenced by rules and regulations governed by the FCC.
Based on these similarities, we believe that we have met the majority of criteria set forth in paragraph 17 of SFAS No. 131 and EITF No. 04-10. The other two plant locations report production and shipping data. Financial systems are centralized at corporate headquarters and no income statement is generated for these individual domestic plants. However, period expenses by cost center and the component costs of cost of sales at the plants are monitored for significant variances from prior year and current year plan and any variance is reported to the CODM by the Vice President — Finance if it had a significant impact on domestic net income. Sales by major domestic product markets are captured as well as the standard gross margin. There is no allocation of manufacturing costs, variances, selling expenses, marketing expenses, research costs or general and administrative costs to these product markets or the underlying product lines. A relevant allocation of these costs and expenses would be necessary to assess operating performance by domestic product markets.
The Company does not manage the business on a product market or product line basis and the Company’s accounting system does not capture revenue by product markets or product lines on a worldwide basis. Therefore, providing such information in the financial statements would not be practical. However, the Company has made estimates of these amounts, as disclosed in the “Background” section of Form 10-K, Item 1, to provide the reader an indication of the relative mix of the Company’s revenue.
Pursuant to the Staff’s request, the Company is separately providing the Staff, under separate cover, selected example hard copies of the internal reports used by the Company’s CODM in connection with the Company’s two reportable segments (See Exhibits A and B). Exhibits A an B are not included with the Edgar copy of this letter. Pursuant to Exchange Act Rule 12b-4, the Company respectfully requests that all such documents supplementally provided be returned to the Company when the Staff has completed its review. We believe the return of the documents and information supplementally provided is consistent with the protection of investors and FOIA because the documents and information contain confidential information the disclosure of which could cause substantial competitive harm to the Company.
Note 6 — Certifications
We note that in your certifications where you are instructed to insert the identity of the certifying individual you also include their title. Please be advised that this practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they have signed all certifications in their personal capacity.
We will eliminate the titles of certifying individuals in future filings and ensure that the certification language conforms exactly to the applicable rules. Each of the certifying officers has signed in their personal capacity. Please see the attached supplemental representations.

We acknowledge that:
The Company is responsible for the adequacy and accuracy of the disclosures in our filings.
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Eric R. Graef
Eric R. Graef

Vice President — Finance and Treasurer

As requested by Comment No. 6 of the Staff’s March 26, 2007 Comment Letter for Preformed Line Product Company’s Form 10-K for the fiscal year ended December 31, 2006, each of the undersigned certifying officers of the certifications required by Section 302 of Sarbanes-Oxley (the “Certifications”) hereby supplementally represents to the SEC that he has signed the Certifications in his personal capacity.
/s/ Robert G. Ruhlman, dated: April 13, 2007
Robert G. Ruhlman
/s/ Eric R. Graef, dated April 13, 2007
Eric R. Graef